UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934

Dynamex Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

26784F103

(CUSIP Number)

December 17, 2008

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26784F103

1.	Name of Reporting Person Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 539,887 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 539,887 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,887 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.6% as of December 17, 2008 (based on 9,709,968 shares of common stock issued and outstanding per Form 10-Q dated December 10, 2008).

12.	Type of Reporting Person CO

CUSIP No. 26784F103

1.	Name of Reporting Person Douglas Granat

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 539,887 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 539,887 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,887 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.6% as of December 17, 2008 (based on 9,709,968 shares of common stock issued and outstanding per Form 10-Q dated December 10, 2008).

12.	Type of Reporting Person IN/HC

CUSIP No. 26784F103

1.	Name of Reporting Person Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 539,887 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 539,887 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,887 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.6% as of December 17, 2008 (based on 9,709,968 shares of common stock issued and outstanding per Form 10-Q dated December 10, 2008).

12.	Type of Reporting Person IN/HC

CUSIP No. 26784F103

1.	Name of Reporting Person Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 539,887 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 539,887 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,887 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.6 % as of December 17, 2008 (based on 9,709,968 shares of common stock issued and outstanding per Form 10-Q dated December 10, 2008).

12.	Type of Reporting Person IN/HC

CUSIP No. 26784F103

Item 1	(a)	Name of Issuer: Dynamex Inc.
Item 1	(b)	Address of Issuer’s Principal Executive Offices: 5429 LBJ Freeway, Suite 1000 Dallas, Texas 75240

Item 2	(a)	Name of Person Filing
Item 2	(b)	Address of Principal Business Office
Item 2	(c)

Citizenship

Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, IL 60062

Illinois company

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, IL 60062

U.S. Citizen

2	(d)	Title of Class of Securities: Common Stock, $0.01 Par Value
2	(e)	CUSIP Number: 26784F103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No. 26784F103

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒
Item 4	Ownership:(1)
	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
	(ii)	Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
	(iii)	Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
	(iv)	Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

(1)  Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments Inc.

CUSIP No. 26784F103

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 26784F103

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 29th day of December, 2008

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Executive Vice President and Director

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. 26784F103

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	11